Exhibit 12.2

MONITRONICS INTERNATIONAL, INC.

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Three Months ended September 30, 2003	Fiscal Year ended June 30, 2003
Pro Forma Fixed Charges as Defined:
Deferred Finance Charges	674	2,521
Interest Expense	8,607	33,489
Interest component of non-cancelable lease rent	45	220

Total Pro Forma Fixed Charges (A)	9,327	36,230

Pro Forma Loss as Defined:
Pretax loss	(8,866)	(4,315)
Add fixed charges	9,327	36,230

Loss and fixed charges (B)	461	31,915
Amount by which pro forma loss is insufficient to cover pro forma fixed charges (B-A)	(8,866)	(4,315)